FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of September, 2007


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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Exhibit 99 attached hereto is incorporated herein by reference.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ K. VAN DER GRAAF
                                                         By  K. VAN DER GRAAF
                                                             DIRECTOR



                                                        /S/ R. KUGLER
                                                        By  R. KUGLER
                                                            DIRECTOR


Date: September 14, 2007

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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to Euronext, Amsterdam dated 14/09/2007
                            UNILEVER AND PEPSICO JV


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Exhibit 99


                         UNILEVER AND PEPSICO TO EXPAND

                        READY-TO-DRINK TEA JOINT VENTURE


  - Agreement will double current International Joint Venture volume

  - Leverages complementary strengths of Unilever's Lipton brand and tea know-how with Pepsi bottling and distribution network


September 14th, 2007

PepsiCo and Unilever today announced they have agreed to expand their International partnership for the marketing and distribution of ready-to-drink tea products under the Lipton brand, the world's best-selling tea.


The new agreement adds 11 countries to the partnership's existing Lipton ready-to-drink tea business. The business in these countries - eight in Europe (Germany, Italy, France, Netherlands, Switzerland, Austria, Belgium and Portugal) as well as Korea, Taiwan and South Africa - had combined systems sales to the trade of around EUR300m in 2006. The new agreement effectively completes the partnership and creates the leading global ready-to-drink tea business.


The new agreement builds on the original 1991 Pepsi Lipton Tea Partnership
(PLTP) North American joint venture that established Lipton as the leading ready-to-drink tea brand in the United States, and on the subsequent 2003 Pepsi Lipton International (PLI) joint venture that currently spans more than 40 countries and has enjoyed strong double-digit volume growth.


The new agreement will more than double the volume of the companies' current PLI joint venture and positions both companies to capture more of the growth opportunities associated with the rapidly expanding global ready-to-drink tea market.


Under the terms of the agreement a mechanism is established for PLI to open new ready-to-drink tea markets. Each company will continue to own 50% of the joint venture, with PepsiCo paying Unilever an undisclosed sum for its share of the businesses in the new markets being transferred.


"This is a wonderful opportunity to strengthen our position in one of the fastest-growing beverage categories," said Michael White, chief executive officer of PepsiCo International and vice chairman of PepsiCo. "Lipton is one of the world's great beverage brands, and will continue to be a key pillar of our strategy to offer international consumers a portfolio of convenient beverages to address a wide range of needs."


Vindi Banga, Unilever's president for Foods, said: "This agreement gives us the opportunity to build on the tremendous success of the joint ventures to date. It provides an excellent opportunity to realise the long-term potential of the Lipton ready-to-drink brand, and Pepsi's expertise in the drinks sector will help us drive innovations faster and more competitively."


The agreement is subject to receiving approvals from the relevant regulatory authorities, employee consultations, and, for Portugal and South Africa, agreement with Unilever's existing partners. The transaction is expected to be effective from the beginning of January 2008.


                                  ----ends----


About PepsiCo

PepsiCo (NYSE: PEP) is one of the world's largest food and beverage companies, with 2006 annual revenues of more than $35 billion. The Company employs approximately 168,000 people worldwide, and its products are sold in approximately 200 countries. Its principal businesses include: Frito-Lay snacks, Pepsi-Cola beverages, Gatorade sports drinks, Tropicana juices and Quaker foods. The PepsiCo portfolio includes 17 brands that generate $1 billion or more each in annual retail sales. PepsiCo's commitment to sustainable growth, defined as Performance with Purpose, is focused on generating healthy financial returns while giving back to communities the company serves. This includes meeting consumer needs for a spectrum of convenient foods and beverages, reducing the company's impact on the environment through water, energy and packaging initiatives, and supporting its employees through a diverse and inclusive culture that recruits and retains world-class talent. PepsiCo is listed on the
Dow Jones North America Sustainability Index.   For more information, please
visit www.pepsico.com.


About Unilever

Unilever's mission is to add vitality to life. We meet everyday needs for nutrition, hygiene and personal care with brands that help people feel good, look good and get more out of life.


Unilever is one of the world's leading suppliers of fast moving consumer goods with strong local roots in more than 100 countries across the globe. Its portfolio includes some of the world's best known and most loved brands including twelve EUR 1 billion brands and global leadership in many categories in which the company operates. The portfolio features brand icons such as Flora, Bertolli, Dove, Lux, Pond's, Lynx, Sunsilk, Persil, Cif and Domestos.


Unilever has around 179,000 employees in approaching 100 countries and generated annual sales of EUR40 billion in 2006. For more information about Unilever and its brands, visit www.unilever.com.


UNILEVER SAFE HARBOUR STATEMENT:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of
the Boards.   Further details of potential risks and uncertainties affecting the
Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.


PEPSICO CAUTIONARY STATEMENT

This release contains statements concerning PepsiCo's expectations for future performance. Any such forward-looking statements are inherently speculative and are based on currently available information, operating plans and projections about future events and trends. As such, they are subject to numerous risks and uncertainties. Actual results and performance may be significantly different from expectations. PepsiCo undertakes no obligation to update any such forward-looking statements. Please see PepsiCo's filings with the U.S. Securities and Exchange Commission, including PepsiCo's Annual Report on Form 10-K, for a discussion of specific risks that may affect performance.